Section 12(d)(1) change

On October 3,2008,the Board of Directors of the fund approved changes to the fund's investment policies to permit the fund to invest in securities of other closed-end or open-end funds,including exchange traded funds ("ETFs"),in accordance with Section 12(d)(1) of the 1940 Act and the rules thereunder,or any exemption granted under the 1940 Act. An investment in the shares of another fund is subject to the risks associated with that fund's portfolio securities. To the extent the fund invests in shares of another fund,fund shareholders would indirectly pay a portion of that fund's expenses,including advisory fees,brokerage and other distribution expenses. These fees and expenses are in addition to the direct expenses of the fund's own operations. Securities Lending

On October 3,2008,the Board of Directors of the fund approved a securities lending program and adopted procedures consistent with the requirements imposed by the SEC to permit the fund to lend portfolio securities to broker/dealers or other institutions. A borrower must maintain with the fund cash or equivalent collateral equal to at least 100% of the market value of the securities loaned. During the time portfolio securities are on loan,the borrower pays the fund any dividends or interest paid on the securities. Loans are subject to termination at the option of the fund or the borrower. The fund may pay reasonable administrative and custodial fees in connection with a loan. The fund does not have the right to vote securities on loan,but would terminate the loan and regain the right to vote if a material adverse event occurs with respect to the investment. The fund may lose money if a borrower defaults on its obligation to return the loaned securities and the value of the collateral held by the fund is insufficient to replace the securities. Finally,dividends received from certain types of securities on loan are considered substitute payments and will lose the "qualified dividend income" or QDI benefit.